Exhibit 99.1

ASX/Media Release

Immutep Announces Late-Breaking Abstract in Head & Neck Cancer Selected

for Oral Presentation at ESMO Congress 2024

•	Oral presentation will detail results from the randomized TACTI-003 Phase IIb trial in first line head & neck squamous cell carcinoma patients with any PD-L1 expression (CPS >1)

SYDNEY, AUSTRALIA – 20 August 2024 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a clinical-stage biotechnology company developing novel LAG-3 immunotherapies for cancer and autoimmune disease, today announces a late-breaking abstract has been accepted and selected as a Proffered Paper oral presentation at the 2024 European Society for Medical Oncology (ESMO) Congress, taking place September 13-17 in Barcelona, Spain.

The oral presentation will detail results from the randomized Cohort A of the TACTI-003 (KEYNOTE-C34) Phase IIb trial evaluating eftilagimod alpha (“efti”), a proprietary soluble LAG-3 protein and MHC Class II agonist, in combination with pembrolizumab versus pembrolizumab alone in recurrent or metastatic first line head and neck squamous cell carcinoma patients with any PD-L1 expression (CPS >1). Details of the presentation are as follows:

Title:	Primary Results from TACTI-003: A Randomized Phase IIb Trial Comparing Eftilagimod Alpha (soluble LAG-3) Plus Pembrolizumab Versus Pembrolizumab Alone in First-Line Recurrent or Metastatic Head and Neck Squamous Cell Carcinoma with CPS ≥1
Speaker:	Claus Andrup Kristensen, MD, PhD, Head of Section for Thoracic and Head and Neck Oncology, Rigshospitalet, Copenhagen, Denmark
Presentation #:	LBA35
Category:	Proffered Paper session: Head and neck cancer
Date & Time:	Sunday, September 15, 2024; 10:25 – 10:35 am CET

Late-breaking abstracts are generally reserved for high-quality, new research findings from randomized phase II or phase III trials with implications for clinical practice or understanding of disease processes. Proffered papers are oral presentations of original data of superior quality, followed by expert discussion and perspectives.

About TACTI-003

The Two ACTive Immunotherapies-003 (TACTI-003) trial is an ongoing Phase IIb study (also known as KEYNOTE-C34) evaluating eftilagimod alpha (efti), Immutep’s proprietary soluble LAG-3 protein and MHC Class II agonist, in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 therapy KEYTRUDA® (pembrolizumab) as first line treatment of recurrent or metastatic head and neck squamous cell carcinoma (HNSCC). The randomized Cohort A portion of the study is evaluating efti in combination with pembrolizumab as compared to pembrolizumab monotherapy in patients with PD-L1 positive (Combined Positive Score [CPS] ≥1) tumours, whereas Cohort B is evaluating efti in combination with pembrolizumab in patients with PD-L1 negative tumours (CPS <1).

The primary endpoint of the study is Objective Response Rate of evaluable patients according to RECIST 1.1. Secondary endpoints include Overall Survival, Objective Response Rate according to iRECIST, Progression Free Survival, and Duration of Response. For more information about the Phase IIb trial, visit clinicaltrials.gov (NCT04811027).

About Immutep

Immutep is a clinical-stage biotechnology company developing novel LAG-3 immunotherapy for cancer and autoimmune disease. We are pioneers in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and our diversified product portfolio harnesses its unique ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

Australian Investors/Media:

Catherine Strong, Sodali & Co.

+61 (0)406 759 268; catherine.strong@sodali.com

U.S. Media:

Chris Basta, VP, Investor Relations and Corporate Communications

+1 (631) 318 4000; chris.basta@immutep.com

This announcement was authorised for release by the CEO of Immutep Limited.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia

ABN: 90 009 237 889